

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2018

Shawn Guertin
Chief Financial Officer
Aetna Inc.
151 Farmington Ave.
Hartford, CT 06156

> **Re: Aetna Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 23, 2018**
> **File No. 001-16095**

Dear Mr. Guertin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance